February 5, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (303) 861-0934

David W. Honeyfield
Senior Vice President – Chief Financial Officer
St. Mary Land & Exploration Company
1776 Lincoln Street, Suite 700
Denver, Colorado 80203

Re: St. Mary Land & Exploration Company
Definitive Proxy Statement on Schedule 14A
Filed April 10, 2007
File No. 001-31539

Dear Mr. Honeyfield:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter[s] or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3687.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor